SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, October 25th, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in line with best corporate governance practices, informs its shareholders and the market in general that, as of today, it has received notification of the resignation of the current Executive Vice President of Finance and Investor Relations, Mr. Marcelo Feriozzi Bacci, effective as of November 30th, 2024.
Following Mr. Marcelo’s departure, the Company’s Board of Directors has approved the appointment of the current Director of Financial Planning and M&A, Mr. Marcos Moreno Chagas Assumpção, to the position of Executive Vice President of Finance and Investor Relations.
Mr. Marcos Moreno Chagas Assumpção has a 25-year career and currently serves as Finance Director at Suzano, reporting to Mr. Marcelo. Mr. Marcos has been with Suzano since January 2022, during which time he has led the Treasury, Fundraising, M&A, Credit, and, more recently, Financial Planning and M&A departments. Prior to Suzano, he worked for 17 years in Equity Research at Itaú BBA and Bank of America - Merrill Lynch, covering the pulp and paper sector since 2004, as well as other sectors such as steel, mining, and cement.
The members of the Board of Directors express their deep admiration and gratitude for Mr. Marcelo’s service to the Company over his more than 10 years as CFO at Suzano. They emphasize Mr. Marcelo’s fundamental role and leadership in the Company’s growth, consistently ensuring and safeguarding the Company’s financial and capital discipline. Mr. Marcelo has played a key role in establishing the Company’s financial strength and its current leverage level, even following such a significant investment cycle as the present one.

São Paulo, October 25th, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer
João Alberto Fernandez de Abreu
Chief Executive Officer